TSX-V:GNG
www.goldengoliath.com

Mosca de Plata Gold-Silver Zone  Extended at Las Bolas

Vancouver, Canada, November 18, 2009

Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F)

For immediate release.

The Company is pleased to announce that the recently sampled gold and silver zone within the Mosca de Plata workings on the Los Hilos ridge, which was first disclosed in the Company’s October 26th press release, has been extended.  The Los Hilos ridge is a roughly north south topographic feature that is 1,400 metres long, 200 to 400 metres wide and up to 175 metres high.  This ridge lies on the eastern side of the Las Bolas property, about 1,100 metres from the entrance to the Las Bolas tunnel, and is roughly perpendicular to the three main Las Bolas mineralized trends. Several old workings have been identified within the Los Hilos ridge and they occur over a vertical interval of 105 metres.  The Filo de Oro is a disseminated gold and silver target zone running along the crest of the ridge.  It varies in width from 10 to 70 metres and has been traced over 400 metres and is open in both directions.

The exploration crew has been rehabilitating other levels above the main Mosca de Plata tunnel, and also rehabilitated parts of the main tunnel not previously sampled.  As per the current sampling and mapping, the Mosca de Plata tunnel and its two sub-levels have a strike length of approximately 46 metres and is 11 metres wide.

The Phase 2 sampling program included both surface and the levels above the main Mosca de Plata tunnel.  The two levels sampled are 9 to 14 metres above the main tunnel.  In total, Mosca de Plata tunnel sampling averaged 0.70 gm/tonne gold and 153 gm/tonne silver over 46 metres.  Higher grade numbers were found at the intersection of a roughly north south trending mineralized zone called Filo de Oro, which runs along the Los Hilos ridge.  Unlike the 3 mineralized northeast–southwest trends on the western portion of the Las Bolas property, Filo de Oro is a bulk-tonnage open-pit target, with higher grade veins running through it, and is almost perpendicular to the other defined trends.  This new target expands the overall potential of the property and has become an important part of the Company’s ongoing exploration program.

See the table below for details of the Phase 2 sampling.

The following vein orientations were observed in the Phase 2 sampling program:

• Azimuth 320° to 340°, dipping 35°-75° to the West (23 locations measured)

• 40° Azimuth dipping 20°-40° to the Northwest (4 locations measured)

• North-South dipping 50°-70° to the West (4 locations measured).

Initial surface sampling results are encouraging.  The sampling covered a small hill 46 meters west of Mosca de Plata over an area of 60 metres by 90 metres and the results indicate that the roughly north-south Filo de Oro target zone may be wider than previously thought. The total area covered by the underground and surface sampling extends for 180 metres east-west across the Los Hilos ridge and the results indicate that this may all be within the Filo de Oro bulk tonnage target., which is locally wider due to the intersection of an east west structure. 79 surface samples retuned an average of 0.82 gm/tonne gold and 40 gm/tonne silver. Of significance is a 1.5 metre wide vein dipping northwest that is exposed over 40 metres, At one location two contiguous chip samples across the structure averaged 10.2 gm/tonne gold, and 257 gm/tonne silver. Over the 40 metres of exposure 18 chip samples across the structure averaged 1.56 gm/tonne gold and 77 gm/tonne silver.

535 metres east and 160 metres below the entrance to Mosca de Plata, is the San Luis workings.  San Luis is a large structure dipping southeast.  One vein assaying 1850 gm/tonne silver over a 0.3 m width within this structure shows the potential for high grade mineralization within the bigger mineralized system.

On a property wide scale, higher elevations are generally more gold dominant where we find Mosca de Plata and Filo de Oro.  As we move lower in the system mineralization becomes more silver and base metals dominant as demonstrated at Las Bolas-Los Hilos property, which is typical of epithermal systems.

The Company is very pleased with the continuing results and is integrating this new gold/silver zone with detailed surface and underground mapping to further test the exciting Filo de oro target in the next phase of drilling.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed this release is J. Paul Sorbara M.Sc., P.Geo.  The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico.  Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Mosca de Plata –Phase 2 Sampling
				Weighted Average*
Sample No	Gold Gm/tonne	Silver Gm/tonne	Sample Width metre	Gold Gm/tonne	Silver Gm/tonne	Width metre
760866	0.28	76	0.5
760868	0.35	78	0.6	0.31	63	2.55
760869	0.36	52	0.9
760870	0.24	63	1.05
760871	0.43	169	0.75
760872	0.39	115	1.2
760873	0.28	783	1.1
760874	0.38	106	1.5
760876	0.34	121	0.6
760877	0.3	79	0.7
760875	0.19	96	1.15	0.24	91	3.45
760878	0.27	77	1.45
760879	0.25	107	0.85
760880	0.23	45	0.9
760881	0.39	91	0.5
760882	0.22	40	0.5
760883	0.33	104	1.05
760884	0.58	38	0.6
760885	0.27	12	1.1	0.25	32	2
760886	0.23	56	0.9
760887	0.16	94	0.7
760888	0.16	56	0.6
760889	0.12	63	0.9
760890	0.32	73	0.8
760891	0.51	400	1.45
760892	0.36	136	0.9	0.26	242	4.2
760893	0.21	104	0.6
760894	0.12	62	0.6
760895	0.36	125	0.55
760896	0.16	59	0.8
760897	0.31	907	0.75
760898	0.24	364	1.05
760899	0.23	83	1.15
760900	0.43	68	0.8
808201	0.54	963	0.6	0.66	610	2.6
808202	0.58	170	0.7
808203	0.84	778	0.8
808204	0.61	533	0.5
808205	1.6	1,340

* Weighted averages are given for sets of contiguous samples only.

Filo de Oro Surface Sampling –Phase 2 Sampling
				Weighted Average*
Sample No	Gold Gm/tonne	Silver Gm/tonne	Sample Width metre	Gold Gm/tonne	Silver Gm/tonne	Width metre
760776	0.4	20	0.95	0.3	15.1	2.25
760777	0.22	12	1.3
760787	0.55	48	0.75	0.52	42.75	1.8
760788	0.5	39	1.05
760789	0.25	13	1.1	0.95	51.9	3.05
760790	0.48	14	0.7
760791	1.6	92	0.65
760792	2.1	124	0.6
760799	0.48	93	1.1	0.35	84.72	1.95
760800	0.19	74	0.85
808004	0.46	19	0.75
808005	1.07	315	0.6	0.8	165	1.2
808006	0.53	15	0.6
808015	0.71	84	0.7	0.5	46.35	2.15
808016	0.46	38	0.5
808017	0.37	23	0.95
808018	0.75	76	0.9	10.2	257.2	1.5
808019	24.4	529	0.6
808044	0.05	13	1.05
808049	0.06	24	1.5
808050	0.06	14	1.2
808052	0.19	23	1.5
808053	0.69	42	0.6
808058	0.06	34	0.9
808062	0.1	28	0.7
808072	0.23	12	1.6
808075	0.08	14	1.1
808077	0.06	8	1.45
808079	0.19	10	2.15
808080	0.06	25	1.1
808081	0.22	16	1.1
808082	0.19	12	1.35
808083	0.16	14	1.5	0.26	56.44	4
808084	0.7	91	0.75
808086	0.16	78	1.75
808087	0.19	10	1.3	0.13	8.12	4.1
808088	0.27	8	0.7
808089	0.05	7	2.1
808090	0.12	16	1.2
808133	0.06	6	1.27
808134	0.17	12	1.05
808137	0.25	14	0.6

Filo de Oro Surface Sampling –Phase 2 Sampling
				Weighted Average*
Sample No	Gold Gm/tonne	Silver Gm/tonne	Width metre	Gold Gm/tonne	Silver Gm/tonne	Width metre
808144	0.06	5	1.6
808150	0.1	5	0.9
808151	0.06	5	1.2
808155	0.06	5	1.7
808157	0.35	5	1.6
808158	0.76	5	0.5
808159	0.42	5	1
808160	0.68	5	2.45
808161	0.71	5	1.5
808162	1.18	6	1.3
808163	0.88	5	1.05
808164	1.27	5	0.8
808165	0.55	5	2.3
808166	0.79	5	0.6
808168	0.79	20	1.4
808169	0.76	5	1.5
808170	0.59	5	1.8	0.64	5	3
808171	0.71	5	1.2
808172	0.75	5	1.6
808173	0.39	5	1.2
808174	0.72	5	1.75
808175	0.78	11	0.9	0.55	6.57	3.45
808176	0.4	5	1.45
808177	0.56	5	1.1
808178	1.51	9	0.8
808179	0.54	5	1.2
808180	0.84	8	1.5	0.72	7.07	3.4
808181	0.81	8	0.85
808182	0.46	5	1.05
808183	0.55	5	1.25
808184	0.5	5	1.4
808185	0.78	5	1.3
808186	0.79	10	1.05
808187	0.79	6	0.8
808188	0.65	5	0.8	0.92	7.4	4
808189	0.8	8	1.75
808190	1.2	8	1.45

* Weighted averages are given for sets of contiguous samples only.